PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN RECEIVES EXCELLENT RESULTS FROM STEPOUT DRILLING AT THE ESAASE GOLD PROJECT

Vancouver, BC, October 15, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce new results from its current Esaase property drilling program located in southwest Ghana. These results are from holes drilled to the north up to 700 meters along strike from the current resource into a new undrilled area that targeted higher grade areas within 100 meters from surface. Drill hole results include 27 meters of 1.44 g/t Au and five meters at 4.39 g/t Au. Keegan will incorporate these results into its existing resource model and in its planning for the next stage of drilling in this area. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts from the 2009 resource expansion-drilling program at the Esaase property. Only intercepts with grade widths of greater than 10 g/t Au x meter are shown. Intercepts with grade-widths of approximately 20 g/t Au x meter or higher are bolded. Distances are in drilled meters and grades reported in g/t Au. All holes are drilled at app. 110 azimuth and 45 degree dip.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KERC573	99	104	5	4.39	KERC577	46	52	6	3.84
including	100	101	1	10.3	including	51	52	1	16.2
KERC574	107	112	5	1.62	KERC579	111	116	5	1.82
KERC574	188	199	11	1.64	KERC580	33	43	10	1.35
KERC575	165	177	12	0.96	KERC581	59	76	27	1.44

President and CEO Dan McCoy states, “These new results show that significant gold mineralization continues to be discovered at shallow depths along strike to the north of the existing resource. We are very excited that we also have several kilometers of strike length along this same structure to the north that has yet to be drill tested.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets in the exciting and rapidly growing mining district located in southwest Ghana. The Company is focused on its wholly owned flagship Esaase project, which has an indicated resource of 41.942 M tonnes with an average grade of 1.5 g/t Au  (total of 2.025 Moz indicated) and an inferred resource of 28.573 M tonnes at an average grade of 1.6 g/t Au, for a total of 1.451 million ounces. Both estimates apply a 0.6 g/t Au cut-off.  In addition, the company continues to actively explore its Asumura gold project, located on the same belt bounding structure as Newmont’s Ahafo mine.  Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.